Lawrence S. Elbaum	lelbaum@velaw.com
Tel 212.237.0084	Fax 917.849.5379

July 24, 2018

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Supervalu Inc.
DFAN14A filed July 9, 2018 by Blackwells Capital LLC et al.
File No. 001-05418

Ms. Chalk:

Set forth below are the responses of Blackwells Capital LLC (“Blackwells”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 20, 2018, with respect to Additional Definitive Proxy Solicitation Materials Filed by Non-Management, File No. 001-05418, filed with the Commission on July 9, 2018 (the “DFAN”), in relation to Supervalu Inc. (“Supervalu” or the “Company”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the DFAN unless otherwise specified.

General

1.	We note your references to Blackwells’ ownership interest in Supervalu. As previously requested in prior comments, please ensure in all future filings that you qualify such references with prominent disclosure to the effect that Blackwells is a party to a number of options contracts that reduce Blackwells’ economic exposure to Supervalu stock.

RESPONSE: Blackwells acknowledges the Staff’s comment and will ensure that its future filings will qualify Blackwells’ ownership interest in SuperValu with prominent disclosure to the effect that Blackwells is a party to a number of options contracts that reduce Blackwells’ economic exposure to SuperValu stock.

2.	We note that your letter to Supervalu shareholders that accompanied your definitive proxy statement was dated July 2, 2018. Please be advised that all soliciting materials must be filed no later than the date they are first sent or given to security holders. Refer to Rule 14a-6(b). Please confirm your understanding.

RESPONSE: Blackwells acknowledges the Staff’s comment and respectfully advises the Staff that Blackwells signed and dated the letter on July 2, 2018. However, the letter was not delivered to Broadridge Financial Solutions (“Broadridge”) for mailing to shareholders by Blackwells’ proxy solicitor until July 6, 2018. Blackwells’ proxy solicitor was subsequently informed by Broadridge that it would be mailing the letter between close of business on July 6, 2018 and July 9, 2018, the date on which the solicitating material was filed with the Commission.

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Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Richmond Riyadh San Francisco Taipei Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Securities and Exchange Commission July 24, 2018 Page 2

Please contact me directly at (212) 237-0084 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ Lawrence S. Elbaum
Lawrence S. Elbaum

Enclosures

cc:	David Plattner (Securities and Exchange Commission)